UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2008
Commission File Number 1-14840
AMDOCS LIMITED
Suite 5, Tower Hill House Le Bordage
St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands
Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☑	FORM 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☑

     Amdocs Limited (“Amdocs”) is filing this Report of Foreign Private Issuer on Form 6-K for the purpose of filing with the Securities and Exchange Commission (the “SEC”) the consent of Empire Valuation Consultants, LLC (“Empire”). Empire performed the independent valuations referred to in Note 3 to the consolidated financial statements contained in Amdocs’ Annual Report on Form 20-F for the fiscal year ended September 30, 2007, filed with the SEC on December 3, 2007 (the “Form 20-F”). Empire’s consent was inadvertently omitted as an exhibit to the Form 20-F, and accordingly, it is attached as Exhibit 14.1 to this Report of Foreign Private Issuer on Form 6-K.
     This Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Thomas G. O’Brien

Thomas G. O’Brien
Treasurer and Secretary
Authorized U.S. Representative
Date: April 22, 2008

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

14.1	Consent of Empire Valuation Consultants, LLC